SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PolyHeal Settlements

In December 2010, the Company, Teva Pharmaceuticals Industries Ltd., PolyHeal Ltd. (“PolyHeal”) and its shareholders, entered into a series of agreements to collaborate in the development, manufacturing and commercialization of PolyHeal's wound care product, or the PolyHeal Product (“2010 PolyHeal Agreements”).

We have previously reported the disputes and settlements with respect to our 2010 PolyHeal Agreements with certain PolyHeal’s shareholders and the risk that we could be required to purchase an equivalent of $6 million of additional ordinary shares of PolyHeal from shareholders that had not been party to such previously reported dispute and with which we had not previously entered into settlement agreements. Accordingly, a full provision for the purchase price of the shares, plus accrued interest, totaling $6 million, was recorded in our financial statements under loss from discontinued operations.

We are now reporting that in September 2019 we entered into a series of settlement agreements and mutual general releases (the "New PolyHeal Settlement Agreements") with certain shareholders of PolyHeal, including Clal Biotechnology Industries Ltd. (CBI), our controlling shareholder, which constitute the majority of PolyHeal's shareholders.  The New PolyHeal Settlement Agreements settle any and all debts, obligations or liabilities that each party or any of its affiliates had or has to the other party or any of its affiliates, in connection with or arising out of the series of 2010 PolyHeal Agreements.

Pursuant to the terms of New PolyHeal Settlement Agreements, we paid an aggregate amount of approximately $2.8 million and received 14,473 shares of PolyHeal. We are still assessing the accounting implications of the New PolyHeal Settlement Agreements, including its impact on the provision specified in our financial statements.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding the accounting implications of the New PolyHeal Settlement Agreements, including the impact to the size of the provision. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2018 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this Form 6-K and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: October 2, 2019	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Executive Officer